Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

August 20, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on August 20, 2021, The Nasdaq Stock Market (the "Exchange") received from ReNew Energy Global plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for 1.0917589 Class A ordinary shares at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

[signature]